PROSPECTUS SUPPLEMENT
(to Prospectus dated February 25, 2020)
4,320,988 Shares

Common Stock
We are offering 4,320,988 shares of our common stock.
Our shares trade on the Nasdaq Global Market (“NASDAQ”) under the symbol “FRPT.” On May 3, 2022, the last sale price of the shares as reported on NASDAQ was $82.92 per share.
Investing in the common stock involves risks that are described in the “Risk Factors” section beginning on page S-10 of this prospectus supplement and on page 13 of our Annual Report on Form 10-K for the year ended December 31, 2021 (our “Annual Report”).
	Per Share	Total
Public offering price	$81.000	$350,000,028.000
Underwriting discount(1)	$2.835	$12,250,000.980
Proceeds, before expenses, to us	$78.165	$337,750,027.020
(1)	See “Underwriting” for a description of the compensation payable to the underwriters.
The underwriters may also exercise their option to purchase up to 648,148 additional shares from us, at the public offering price, less the underwriting discount, for 30 days after the date of this prospectus supplement.
Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus supplement. Any representation to the contrary is a criminal offense.
Delivery of the shares will be made on or about May 6, 2022.
BofA Securities	Jefferies	Truist Securities
Baird	Cowen	Credit Suisse	Stifel	William Blair
The date of this prospectus supplement is May 3, 2022.

Prospectus Supplement
Prospectus
S-i

ABOUT THIS PROSPECTUS SUPPLEMENT
This prospectus supplement and the accompanying prospectus form part of a registration statement on Form S-3 that we originally filed with the SEC on February 25, 2020, using a “shelf” registration process. This document consists of two parts. The first part is this prospectus supplement, which describes the specific terms of this offering. The second part is the accompanying prospectus, which contains more general information. You should read both this prospectus supplement and the accompanying prospectus, the documents incorporated by reference herein and therein, and any related free writing prospectus we have authorized for use in connection with this offering. See the sections titled “Incorporation of Certain Information by Reference” and “Where You Can Find More Information.”
If the description of the offering varies between this prospectus supplement and the accompanying prospectus, you should rely upon the information in this prospectus supplement. Any statement made in this prospectus supplement or in a document incorporated or deemed to be incorporated by reference in this prospectus supplement will be deemed to be modified or superseded for purposes of this prospectus supplement to the extent that a statement contained in this prospectus supplement or in any other subsequently filed document that is also incorporated or deemed to be incorporated by reference in this prospectus supplement modifies or supersedes that statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus supplement.
We are responsible for the information contained in or incorporated by reference in this prospectus supplement, the accompanying prospectus and any related free writing prospectus we have authorized for use in connection with this offering. This prospectus supplement may be used only for the purpose for which it has been prepared. Neither we nor the underwriters have authorized anyone to provide information different from that contained in this prospectus supplement, the accompanying prospectus and any related free writing prospectus and the documents incorporated by reference herein and therein. We take no responsibility for, and can provide no assurance as to the reliability of, any information that others may provide.
We are not, and the underwriters are not, making an offer to sell our common stock in any jurisdiction where the offer or sale is not permitted. You should not assume that the information contained or incorporated by reference in this prospectus supplement, the accompanying prospectus or any free writing prospectus we have authorized for use in connection with this offering is accurate as of any date other than the date of the applicable document. Our business, financial condition, results of operations and prospects may have changed since that date. Neither this prospectus supplement nor the accompanying prospectus constitutes an offer, or an invitation on our behalf or on behalf of the underwriters, to subscribe for and purchase any of the securities, and may not be used for or in connection with an offer or solicitation by anyone, in any jurisdiction in which such an offer or solicitation is not authorized or to any person to whom it is unlawful to make such an offer or solicitation.
S-ii

MARKET, RANKING AND OTHER INDUSTRY DATA
This prospectus supplement includes or incorporates by reference industry data and forecasts that we obtained from industry publications and surveys, public filings and internal Company sources. Industry publications and surveys and forecasts generally state that the information contained therein has been obtained from sources believed to be reliable, but there can be no assurance as to the accuracy or completeness of the included information. Statements as to our ranking, market position and market estimates are based on independent industry publications, government publications, third party forecasts and management’s good faith estimates and assumptions about our markets and our internal research. We have not independently verified such third party information nor have we ascertained the underlying economic assumptions relied upon in those sources, and neither we nor the underwriters can assure you of the accuracy or completeness of such information contained in this prospectus supplement. While we are not aware of any misstatements regarding our market, industry or similar data presented herein, such data involve risks and uncertainties and are subject to change based on various factors, including those discussed under the headings “Forward-Looking Statements” and “Risk Factors” in this prospectus supplement or through the documents incorporated by reference herein.
S-iii

FORWARD-LOOKING STATEMENTS
This prospectus supplement and the documents incorporated by reference contain certain statements that are “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). These forward-looking statements represent our goals, beliefs, plans and expectations about our prospects for the future and other future events. Such statements involve certain risks, uncertainties and assumptions. Forward-looking statements include all statements that are not historical fact and in some cases can be identified by terms such as “aim,” “anticipate,” “believe,” “estimate,” “expect,” “forecast,” “outlook,” “potential,” “project,” “projection,” “plan,” “target,” “intend,” “seek,” “may,” “could,” “would,” “will,” “should,” “can,” “can have,” “likely,” or the negative of these terms and other words and terms of similar meaning in connection with any discussion of the timing or nature of our future operating or financial performance or other events. Although these forward-looking statements reflect our good-faith belief and reasonable judgment based on current information, these statements are qualified by important factors, many of which are beyond our control, that could cause our actual results to differ materially from those in the forward-looking statements, including, but not limited to:
•
the impact of the COVID-19 pandemic on the U.S. and global economies, our employees, suppliers, customers and end consumers, which could adversely and materially impact our business, financial condition and results of operations;

•
our ability to successfully implement our growth strategy, including related to implementing our marketing strategy and building capacity to meet demand, such as through the timely expansion of certain of our Freshpet Kitchens (as defined below);

•
our ability to timely complete the construction at our Freshpet Kitchens South and Freshpet Kitchens Ennis (our Freshpet Kitchens Bethlehem, Freshpet Kitchens South and Freshpet Kitchens Ennis together, “Freshpet Kitchens”) and achieve the anticipated benefits therefrom;

•	our ability to generate sufficient cash flow or raise capital on acceptable terms;
•	the loss of key members of our senior management team;
•	allegations that our products cause injury or illness or fail to comply with government regulations;
•	the loss of a significant customer;
•	the entrance of new competitors into our industry;
•	the effectiveness of our marketing and trade spending programs;
•	our ability to introduce new products and improve existing products;
•	our ability to match our manufacturing capacity with demand;
•	the impact of government regulation, scrutiny, warning and public perception;
•	the effect of false marketing claims;
•	adverse weather conditions, natural disasters, pestilences and other natural conditions affecting our operations;
•	our ability to meet our sustainability targets, goals, and commitments, including due to the impact of climate change;
•	our ability to develop and maintain our brand;
•	the effect of potential price increases and shortages on the inputs, commodities and ingredients that we require, including those caused by inflation;
•	our ability to manage our supply chain effectively;
•	our ability to generate sufficient cash flow or raise capital on acceptable terms;
•	volatility in the price of our common stock; and
S-iv

•
other factors described herein and the documents incorporated by reference, in particular those factors set forth in the section titled “Risk Factors” herein and in our Annual Report and those factors discussed under “Business” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in our Annual Report.

While we believe that our assumptions are reasonable, we caution that it is very difficult to predict the impact of known factors, and it is impossible for us to anticipate all factors that could affect our actual results. All forward-looking statements are expressly qualified in their entirety by these cautionary statements. We caution you that the important factors referenced above may not contain all of the factors that are important to you. In addition, we cannot assure you that we will realize the results or developments we expect or anticipate or, even if substantially realized, that they will result in the consequences we anticipate or affect us or our operations in the way we expect.
All forward-looking statements speak only as of the date on which they are made. Factors or events that could cause our actual results to differ may emerge from time to time, and it is not possible for us to predict all of them.
We undertake no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law. If we do update one or more forward-looking statements, there should be no inference that we will make additional updates with respect to those or other forward-looking statements.
S-v

SUMMARY
The following summary highlights information contained elsewhere or incorporated by reference into this prospectus supplement. It may not contain all the information that may be important to you. You should read carefully this entire prospectus supplement, the accompanying prospectus and the documents incorporated by reference, including the section titled “Risk Factors” in this prospectus supplement and our Annual Report and our historical consolidated financial statements and related notes incorporated herein by reference.
Unless the context requires otherwise, “we,” “us,” “our,” “Freshpet” and the “Company” refer to Freshpet, Inc. and its consolidated subsidiaries.
Our Company
At Freshpet, we are disrupting the over $40.0 billion North American pet food industry by driving consumers to reassess conventional dog and cat food offerings that have remained essentially unchanged for decades. We position our brand to benefit from mainstream trends of growing pet humanization and consumer focus on health and wellness. We price our products to be accessible to the average consumer, providing us with broad demographic appeal and allowing us to penetrate multiple classes of retail, including grocery (including online), mass, club, pet specialty and natural. We have successfully expanded our network of Freshpet Fridges within leading blue-chip retail chains. The strength of our business model extends to our customers, who we believe find that Freshpet grows their pet category sales, drives higher traffic, increases shopper frequency and delivers category leading margins. As of December 31, 2021, our household penetration within North America was approximately 4 million, with a target of 11 million households by 2025. Additionally, we believe that there are opportunities to expand our network into international markets as demonstrated with our recent initiatives in the U.K. market.
Our Industry
We primarily compete in the North American dog and cat food market, which we estimate will grow at an average compounded annual growth rate of 5.7% from 2021 to 2026. We believe pet food spending in North America will continue to increase at a similar rate during this same time period. The pet food market has historically been resilient as consumers continue to spend on their pets even during economic downturns.
We believe the following trends are driving growth in our industry:
Pet ownership. There are currently approximately 91 million pet owning households in the United States, which represents approximately 70% of total households, and over 110 million dogs and cats in the United States, according to the American Pet Products Association.
Pet humanization. According to Packaged Facts, 95% of U.S. pet owners view their pets as members of the family. As pets are increasingly viewed as companions, friends and family members, pet owners are being transformed into “pet parents” who spare no expense for their loved ones, driving premiumization across pet categories. This trend is reflected in food purchasing decisions. According to an American Pet Products Association’s Pulse Study, 60% of pet parents feel they are closer/more bonded with their pet due to the COVID-19 pandemic. We believe that pet owners’ closer bond to their pets aligns with recent trends, which the COVID-19 pandemic has further accelerated.
Increasing consumer focus on health & wellness. Consumers are increasingly purchasing fresh, natural and organic food products. We believe consumers are seeking simple, fresh and easy to understand food products from brands they trust and made with ingredients that are transparently sourced.
The pet food purchasing decision is underpinned by higher brand loyalty than many other consumer packaged goods categories. A consumer selecting a pet food brand resists frequent switching in order to avoid disrupting the pet’s diet, resulting in high repeat purchasing behavior. As a result, we believe that as consumers try fresh, refrigerated pet food, they are likely to become repeat users of the product.
Our Opportunity
Even though long-term consumer trends of pet humanization and health and wellness are well documented, conventional pet food sold as dry kibble or wet food in cans has not changed substantially for decades. We believe that the pet food industry has not kept pace with how consumers think about food for their families, including their pets. As a result, consumers are searching for higher quality, less processed food for their dogs’ and cats’ meals that measure up to today’s sensibilities of what actually constitutes “good food.” Freshpet was specifically designed to address this growing need with affordable offerings accessible to the average consumer.
Corporate Information
We were incorporated in Delaware in November 2004 and currently exist as a Delaware corporation. Our principal executive offices are located at 400 Plaza Drive, 1st Floor, Secaucus, New Jersey 07094. Our telephone number is (201) 520-4000. Our website can be found at www.freshpet.com. The information contained on our website or that can be accessed through our website is not part of this prospectus supplement and you should not rely on that information when making a decision whether to invest in our common stock.
Our common stock is listed on NASDAQ under the symbol “FRPT.”

THE OFFERING
Common stock offered by the Company
4,320,988 shares of common stock (or 4,969,136 shares if the underwriters exercise their option to purchase additional shares of our common stock in full).
Underwriters’ option to purchase additional shares
We have granted the underwriters a 30-day option to purchase from us up to an additional 648,148 shares of our common stock.
Common stock outstanding
43,490,152 shares of common stock issued and outstanding prior to this offering, and 47,811,140 shares of common stock issued and outstanding immediately after this offering (or 48,459,288 shares issued and outstanding immediately after this offering if the underwriters exercise their option to purchase additional shares of our common stock in full).
Use of proceeds
We estimate that the net proceeds from this offering, after deducting the underwriting discount but excluding offering expenses, will be approximately $337.75 million (or $388.41 million if the underwriters exercise their option to purchase additional shares of our common stock in full). We intend to use the net proceeds from this offering for general corporate purposes. General corporate purposes may include capital expenditures, including funding the continued development of our Freshpet Kitchens South and Freshpet Kitchens Ennis, additions to working capital, investments in our subsidiaries, and repayment of indebtedness, among other things. Net proceeds may be temporarily invested prior to use. See “Use of Proceeds” for additional information.
Dividend policy
We have not declared or paid any dividends on our shares of common stock. We currently intend to retain all available funds and any future earnings for use in operations of our business and other corporate purposes, and therefore we do not anticipate paying any cash dividend in the foreseeable future.
NASDAQ symbol
“FRPT”
Risk factors
For a discussion of risks relating to us, our business and an investment in our common stock, see “Risk Factors” in this prospectus supplement and our Annual Report and the other information set forth, or incorporated by reference, in this prospectus supplement before investing in our common stock.

Unless otherwise indicated, the information presented in this prospectus supplement bases the number of shares of our common stock outstanding immediately before the closing of this offering on 43,490,152 shares of our common stock outstanding as of April 28, 2022 and excludes:
•
2,332,900 shares of common stock issuable upon the exercise of stock options that are currently outstanding under the Freshpet, Inc. Second Amended and Restated 2014 Omnibus Incentive Plan (the “2014 Omnibus Incentive Plan”), which have a weighted average exercise price of $89.06 per share;

•	125,000 shares of common stock issuable upon the vesting of restricted stock units that are currently outstanding under the 2014 Omnibus Incentive Plan;
•	1,015,000 shares of common stock that are currently authorized for issuance upon the exercise of awards that have not been granted under the 2014 Omnibus Incentive Plan; and
•
6,100 shares of common stock issuable upon the exercise of stock options that are currently outstanding under the Professor Connor’s, Inc. 2010 Stock Option Plan, which have a weighted average exercise price of $7.10 per share.

SUMMARY CONSOLIDATED FINANCIAL DATA
The following table presents a summary of our historical consolidated financial data as of, and for the periods ended on, the dates indicated. The summary consolidated balance sheet data as of December 31, 2020 and 2021 and the consolidated statements of operations data for each of the years in the three-year period ended December 31, 2021 have been derived from our audited consolidated financial statements incorporated by reference into this prospectus supplement.
The summary consolidated balance sheet data as of March 31, 2021 and 2022 and the consolidated statements of operations data for the three months ended March 31, 2021 and 2022 have been derived from our unaudited consolidated financial statements incorporated by reference into this prospectus supplement. In our opinion, the unaudited interim consolidated financial statements have been prepared on a basis consistent with our audited consolidated financial statements and contain all adjustments necessary for a fair presentation of such interim financial statements.
Historical results are not necessarily indicative of results to be expected for any future period.
	For the Three Months Ended March 31,		For the Year Ended December 31,
	2022	2021	2021	2020	2019
	(Dollars in thousands, except per share data)
Consolidated Statements of Operations Data
Net sales	$132,171	$93,414	$425,489	$318,790	$245,862
Cost of goods sold	87,419	57,099	263,343	185,880	131,665
Gross profit	44,753	36,315	162,146	132,910	114,197
Selling, general and administrative expenses	60,631	46,033	186,809	134,908	114,450
Loss from operations	(15,878)	(9,718)	(24,663)	(1,998)	(253)
Other income/(expenses), net	258	(5)	13	87	5
Interest expense	(571)	(901)	(2,882)	(1,212)	(991)
Loss before income taxes	(16,191)	(10,624)	(27,532)	(3,123)	(1,239)
Income tax expense	41	16	162	65	144
Loss on equity method investment	1,310	(248)	2,005	—	—
Loss attributable to common stockholders	$(17,542)	$(10,888)	$(29,699)	$(3,188)	$(1,383)
Change in foreign currency translation	(362)	259	(40)	(1)	(48)
Total comprehensive loss	$(17,904)	$(10,629)	$(29,740)	$(3,189)	$(1,430)
Net loss per share:
Basic and diluted	$(0.40)	$(0.26)	$(0.69)	$(0.08)	$(0.04)
Weighted average shares of common stock outstanding:
Basic and diluted	43,437	41,627	42,931	39,758	35,950
	As of March 31,		As of December 31,
	2022	2021	2021	2019
	(Dollars in thousands)
Consolidated Balance Sheet Data
Cash and cash equivalents	$29,730	$340,967	$72,788	$67,247
Working capital(1)	46,521	350,219	91,379	75,975
Total assets	853,460	773,972	784,410	434,388
Total long-term debt	43,541	—	—	—
Total stockholders’ equity	$708,054	$721,396	$719,754	$394,169

	For the Three Months Ended March 31,		For the Year Ended December 31,
	2022	2021	2021	2020	2019
	(Dollars in thousands)
Other Financial Data
Freshpet Fridge store locations at period end:
Grocery	12,985	12,338	12,723(2)	12,560(2)	11,315(2)
Pet Specialty	5,031	4,841	5,017	4,470	4,837
Mass and Club	5,440	5,236	5,416	5,210	4,963
Natural	475	475	475	476	455
Total Freshpet Fridge store locations at period end(3)	23,931	22,890	23,631	22,716	21,570
EBITDA(4)	$(8,944)	$(2,882)	$3,813	$19,213	$15,673
Adjusted EBITDA(4)	5,102	7,765	42,951	46,920	29,159
Adjusted EBITDA as a % of Net Sales(4)	3.9%	8.3%	10.1%	14.7%	11.9%
Adjusted Gross Profit(4)	55,369	43,621	189,464	154,077	121,489
Adjusted Gross Profit as a % of Net Sales(4)	41.9%	46.7%	44.5%	48.3%	49.4%
Adjusted SG&A Expenses(4)	50,526	35,851	146,526	107,243	92,473
Adjusted SG&A Expenses as a % of Net Sales(4)	38.2%	38.4%	34.4%	33.6%	37.6%
Capital Expenditures:
Freshpet Kitchens and other plant capital expenditures	52,741	44,126	301,753	111,576	48,550
Freshpet Fridge and other capital expenditures	3,147	5,208	20,346	22,992	22,083
Total cash outflows of capital expenditures	$55,888	$49,334	$322,099	$134,568	$70,633
(1)	Represents current assets minus current liabilities.
(2)	Includes the online channel.
(3)
By December 31, 2022, we have a target to (i) install a fridge in approximately 1,300 new locations, (ii) install additional fridges in approximately 875 pre-existing locations and (iii) upgrade approximately 900 pre-existing fridges, each as compared to December 31, 2021. Please be advised that these are not projections; however, they are targets and are subject to significant business, economic, regulatory and competitive uncertainties and contingencies, many of which are beyond the control of the Company and its management, and are based upon assumptions with respect to future decisions, which are subject to change. Actual results will vary and those variations may be material. See our section entitled “Forward-Looking Statements” in this prospectus supplement and the section entitled “Risk Factors” in our Form 10-K, filed on March 1, 2021, as amended, incorporated by reference herein, for certain factors, which may not be exhaustive, that could cause our results to differ, in some cases materially.

(4)
EBITDA, Adjusted EBITDA, Adjusted EBITDA as a percentage of net sales, Adjusted Gross Profit, Adjusted Gross Profit as a percentage of net sales, Adjusted SG&A Expenses and Adjusted SG&A expenses as a percentage of net sales are not financial measures prepared in accordance with generally accepted accounting principles in the United States (“GAAP”).

EBITDA represents net income (loss) plus interest expense, income tax expense and depreciation and amortization. Adjusted EBITDA represents EBITDA plus loss on equity method investment, non-cash share-based compensation, launch expenses, plant start-up expense, fees related to equity offerings of our common stock, implementation and other costs associated with the implementation of an ERP system, loss on disposal of equipment and COVID-19 expenses.
Adjusted Gross Profit represents gross profit before depreciation expense, plant start-up expense, non-cash share-based compensation and COVID-19 expenses. Adjusted SG&A represents SG&A expenses before depreciation and amortization expense, non-cash share-based compensation, launch expense, fees related to equity offerings of our common stock, implementation and other costs associated with the implementation of an enterprise resource planning (“ERP”) system, loss on disposal of equipment and COVID-19 expenses.
We have changed our method for calculating Adjusted EBITDA, Adjusted Gross Profit and Adjusted SG&A in light of certain non-recurring expenses related to the COVID-19 pandemic and in light of the implementation of a new ERP system. As of the fourth quarter of 2021, all remaining COVID-19 related expenses are part of our operating performance, and we do not expect to include COVID-19 related expenses in our future calculations of the applicable Non-GAAP financial measure.
We present these non-GAAP financial measures because we believe each of these measures provides additional metrics to evaluate our operations and, when considered with both our GAAP results and the reconciliation to the closest comparable GAAP measure set forth below, provides a more complete understanding of our business than could be obtained absent this disclosure. We use these measures, together with GAAP financial measures, such as net sales, gross profit margins and cash flow from operations, to assess our historical and prospective operating performance, to provide meaningful comparisons of operating performance across periods, to enhance our understanding of our operating performance and to compare our performance to that of our peers and competitors. Adjusted EBITDA is also an important component of internal budgeting and setting management compensation.

These non-GAAP financial measures are presented here because we believe they are useful to investors in assessing the operating performance of our business without the effect of non-cash items, and other items as detailed below. These non-GAAP financial measures should not be considered in isolation or as alternatives to net income (loss), income (loss) from operations or any other measure of financial performance calculated and prescribed in accordance with GAAP. Neither EBITDA nor Adjusted EBITDA should be considered a measure of discretionary cash available to us to invest in the growth of our business. These non-GAAP financial measures may not be comparable to similarly titled measures in other organizations because other organizations may not calculate non-GAAP financial measures in the same manner as we do.
Our presentation of these non-GAAP financial measures should not be construed as an inference that our future results will be unaffected by the expenses that are excluded from these terms or by unusual or non-recurring items. These non-GAAP financial measures have limitations as analytical financial measures. For example, these non-GAAP financial measures do not reflect:
•	our capital expenditures or future requirements for capital expenditures;
•	the interest expense, or the cash requirements necessary to service interest expense or principal payments, associated with indebtedness;
•
depreciation and amortization, which are non-cash charges, although the assets being depreciated and amortized will likely have to be replaced in the future, nor any cash requirements for such replacements; and

•	changes in cash requirements for our working capital needs.
Additionally, Adjusted EBITDA excludes (i) non-cash share-based compensation expense, which is and will remain a key element of our overall long-term incentive compensation package, (ii) certain costs essential to our sales growth and strategy, including an allowance for marketing expenses for each new store added to our network and non-capitalizable freight costs associated with Freshpet Fridge replacements, and (iii) plant start-up expense incurred to add manufacturing lines and additional Freshpet Kitchens. Adjusted EBITDA also excludes certain cash charges resulting from matters we consider not to be indicative of our ongoing operations. Other companies in our industry may calculate the non-GAAP financial measures differently than we do, limiting their usefulness as comparative measures.

The following table provides a reconciliation of EBITDA and Adjusted EBITDA to net loss, the most directly comparable financial measure presented in accordance with GAAP:
	For the Three Months Ended March 31,		For the Year Ended December 31,
	2022	2021	2021	2020	2019
	(Dollars in thousands)
Net loss	$(17,542)	$(10,888)	$(29,699)	$(3,188)	$(1,383)
Depreciation and amortization	7,986	7,089	30,468	21,125	15,921
Interest expense	571	901	2,882	1,211	991
Income tax expense	41	16	162	65	144
EBITDA	$(8,944)	$(2,882)	$3,813	$19,213	$15,673
Loss on equity method investment	1,310	248	2,005	—	—
Loss on disposal of equipment	43	60	1,000	1,805	787
Non-cash share-based compensation	6,295	6,080	24,998	10,925	7,834
Launch expense(a)	632	731	3,130	3,421	4,563
Plant start-up expenses(b)	4,748	1,843	4,868	5,962	—
Equity offering expenses(c)	—	125	—	58	302
Enterprise Resource Planning(d)	1,018	603	1,379	1,682	—
COVID-19 expense(e)	—	957	1,758	3,854	—
Adjusted EBITDA	$5,102	$7,765	$42,951	$46,920	$29,159
Adjusted EBITDA as a % of Net Sales	3.9%	8.3%	10.1%	14.7%	11.9%
(a)
Represents new store marketing allowance of $1,000 for each store added to our distribution network, as well as the non-capitalized freight costs associated with Freshpet Fridge replacements. The expense enhances the overall marketing spend to support our growing distribution network.

(b)	Represents additional operating costs incurred in connection with the start-up of our new manufacturing lines as part of the Freshpet Kitchens expansion projects.
(c)	Represents fees associated with public offerings of our common stock.
(d)	Represents implementation and other costs associated with the implementation of an ERP system.
(e)
Represents COVID-19 expenses including (i) costs incurred to protect the health and safety of our employees during the COVID-19 pandemic, (ii) temporary increased compensation expense to ensure continued operations during the pandemic, and (iii) costs to mitigate potential supply chain disruptions during the pandemic. As of the fourth quarter of 2021, all remaining COVID-19 related expenses are part of our operating performance.

The following table provides a reconciliation of Adjusted Gross Profit to gross profit, the most directly comparable financial measure presented in accordance with GAAP:
	For the Three Months Ended March 31,		For the Year Ended December 31,
	2022	2021	2021	2020	2019
	(Dollars in thousands)
Gross profit	$44,753	$36,315	$162,146	$132,910	$114,197
Depreciation expense	4,701	3,800	16,545	9,576	6,370
Plant start up expense(a)	4,748	1,843	4,868	5,962	—
Non-cash share-based compensation	1,168	710	4,152	2,132	922
COVID-19 expense(b)	—	953	1,753	3,497	—
Adjusted Gross Profit	$55,369	$43,621	$189,464	$154,077	$121,489
Adjusted Gross Profit as a % of Net Sales	41.9%	46.7%	44.5%	48.3%	49.4%
(a)	Represents additional operating costs incurred in connection with the start-up of our new manufacturing lines as part of the Freshpet Kitchens expansion projects.
(b)
Represents COVID-19 expenses including (i) costs incurred to protect the health and safety of our employees during the COVID-19 pandemic, (ii) temporary increased compensation expense to ensure continued operations during the pandemic, and (iii) costs to mitigate potential supply chain disruptions during the pandemic included in cost of goods sold.

The following table provides a reconciliation of Adjusted SG&A to SG&A expenses, the most directly comparable financial measure presented in accordance with GAAP:
	For the Three Months Ended March 31,		For the Year Ended December 31,
	2022	2021	2021	2020	2019
	(Dollars in thousands)
SG&A expenses	$60,631	$46,033	$186,809	$134,908	$114,450
Depreciation and amortization expense	3,285	3,289	13,923	11,549	9,551
Non-cash share-based compensation	5,127	5,370	20,846	8,793	6,912
Launch expense(a)	632	731	3,130	3,421	4,563
Loss on disposal of equipment	43	60	1,000	1,805	649
Equity offering expenses(b)	—	125	—	58	302
Enterprise Resource Planning(c)	1,018	603	1,379	1,682	—
COVID-19 expense(d)	—	4	5	357	—
Adjusted SG&A Expenses	$50,526	$35,851	$146,526	$107,243	$92,473
Adjusted SG&A Expenses as a % of Net Sales	38.2%	38.4%	34.4%	33.6%	37.6%
(a)
Represents new store marketing allowance of $1,000 for each store added to our distribution network, as well as, the non-capitalized freight costs associated with Freshpet Fridge replacements. The expense enhances the overall marketing spend to support our growing distribution network.

(b)	Represents fees associated with public offerings of our common stock.
(c)	Represents implementation and other costs associated with the implementation of an ERP system.
(d)
Represents COVID-19 expenses including (i) costs incurred to protect the health and safety of our employees during the COVID-19 pandemic, (ii) temporary increased compensation expense to ensure continued operations during the pandemic, and (iii) costs to mitigate potential supply chain disruptions during the pandemic included in SG&A. As of the fourth quarter of 2021, all remaining COVID-19 related expenses are part of our operating performance.

RISK FACTORS
Investing in our common stock involves a high degree of risk. The following is a discussion of the risks, uncertainties and assumptions that we believe are material to our business, which should be considered in conjunction with the other information contained, or incorporated by reference, in this prospectus supplement, including our consolidated financial statements and accompanying notes. If any of those or the following risks actually occurs, our business, financial condition, results of operations or cash flows could be materially adversely affected. In any such case, the trading price of our common stock could decline, and you could lose all or part of your investment.
Risks Related to the Offering and Our Common Stock
Management will have broad discretion as to the use of the proceeds from this offering, and we may not use the proceeds effectively.
Our management will have broad discretion in the application of the net proceeds from this offering and could spend the proceeds in ways that do not improve our results of operations or enhance the value of our common stock. Our failure to apply these funds effectively could have a material adverse effect on our business and cause the price of our common stock to decline.
The price of our common stock has been and may continue to be volatile and you may lose all or part of your investment.
The market price of our common stock could fluctuate significantly, as it has in the past, and you may not be able to resell your shares at or above the purchase price. Those fluctuations could be based on various factors in addition to those otherwise described in this prospectus supplement or the documents incorporated herein, including the following:
•
the impact of the COVID-19 pandemic on the U.S. and global economies, our employees, suppliers, customers and end consumers, which could adversely and materially impact our business, financial condition and results of operations;

•	our operating performance and the performance of our competitors or pet food companies in general;
•	the public’s reaction to our press releases, our other public announcements and our filings with the SEC;
•	changes in earnings estimates or recommendations by research analysts who follow us or other companies in our industry;
•	global, national or local economic, legal and regulatory factors unrelated to our performance;
•	the number of our shares publicly traded and the activities of short sellers;
•	future sales of our common stock, including by our officers, directors and significant stockholders;
•	the arrival or departure of key personnel; and
•	other developments affecting us, our industry or our competitors, such as new market entrants.
In addition, in recent years the stock market has experienced significant price and volume fluctuations. These fluctuations may be unrelated to the operating performance of particular companies. These broad market fluctuations may cause declines in the market price of our common stock. The price of our common stock could fluctuate based upon factors that have little or nothing to do with our business, financial condition and results of operations, and those fluctuations could materially reduce our common stock price.
As we operate in a single industry, we are especially vulnerable to these factors to the extent that they affect our industry or our products. In the past, securities class action litigation has often been initiated against companies, including us, following periods of volatility in their stock price. This type of litigation could result in substantial costs and divert our management’s attention and resources, and could also require us to make substantial payments to satisfy judgments or to settle litigation.

Our common stock price may decline due to the large number of shares eligible for future sale and for exchange into common stock.
We have filed with the SEC a shelf registration statement on Form S-3, registering shares of our common stock to be issued and sold by us or certain of our selling stockholders from time to time in the future. The market price of our common stock could decline as a result of future sales of a large number of shares of our common stock pursuant to the shelf registration statement or otherwise, or the perception that such sales or exchanges could occur, among other factors. These sales or exchanges, or the possibility that these sales or exchanges may occur, also might make it more difficult for us to sell equity securities in the future at a time and price that we deem appropriate.
Upon completion of the offering, we will have a total of 47,811,140 shares of our common stock outstanding (or 48,459,288 shares if the underwriters exercise their option to purchase additional shares in full). All of the shares of common stock that will be sold by us in the offering will be freely tradable without restriction or further registration under the Securities Act by persons other than our “affiliates.” Under the Securities Act, an “affiliate” of an issuer is a person that directly or indirectly controls, is controlled by or is under common control with that issuer.
Our certificate of incorporation authorizes us to issue additional shares of common stock. In accordance with the Delaware General Corporation Law and the provisions of our certificate of incorporation, we may also issue preferred stock that has voting, designations, powers, preferences, and relative, participating, optional or other rights that are different from, and may be senior to, those applicable to shares of common stock.
We and each of our Section 16 officers and directors have agreed with the underwriters not to offer, sell, pledge, contract to sell (including any short sale), grant any option to purchase or otherwise dispose of any shares of common stock or enter into any hedging transaction relating to shares of our common stock or enter into other transactions which are designed to result in a disposition of the shares of our common stock for a period of 60 days after the date of this prospectus supplement without the prior written consent of BofA Securities, Inc. Such lock-up agreements are subject to certain important exceptions, including an exception for our directors and Section 16 officers to sell or donate up to an aggregate of 75,000 shares. Once the lock-up period ends, the Company and our Section 16 officers and directors may be eligible to sell shares into the market.
Your percentage ownership may be diluted by the future issuance of additional common stock in connection with our incentive plans, acquisitions or otherwise.
Our certificate of incorporation allows us to issue up to 200 million shares of common stock. Any shares of common stock that we issue, including under our 2014 Omnibus Incentive Plan or other equity incentive plans that we may adopt in the future or in connection with an acquisition or otherwise, would dilute the percentage ownership held by the investors who purchase shares of common stock in this offering.

USE OF PROCEEDS
We estimate that the net proceeds from this offering, after deducting the underwriting discount but excluding offering expenses, will be approximately $337.75 million (or $388.41 million if the underwriters exercise their option to purchase additional shares of our common stock in full). We intend to use the net proceeds from this offering for general corporate purposes. General corporate purposes may include capital expenditures, including funding the continued development of our Freshpet Kitchens South and Freshpet Kitchens Ennis, additions to working capital, investments in our subsidiaries, and repayment of indebtedness, among other things. Net proceeds may be temporarily invested prior to use.

CAPITALIZATION
The following table sets forth our cash and cash equivalents and capitalization as of March 31, 2022:
•	on an actual basis; and
•
on an as adjusted basis to give effect to this offering (assuming no exercise of the underwriters’ option to purchase additional shares) and after deducting the estimated underwriting discounts and commissions, but excluding offering expenses payable by us.

You should read this information together with our consolidated financial statements and related notes incorporated by reference in this prospectus supplement and the accompanying prospectus.
	As of March 31, 2022
	Actual	As Adjusted
	(in thousands)
Cash and cash equivalents	$29,730	$367,480
Current liabilities	96,444	96,444
Long-term debt	43,541	43,541
Long-term operating lease liabilities	5,421	5,421
Total liabilities	$145,406	$145,406
Stockholders’ equity:
Common stock, $0.001 par value, 200,000 shares authorized, actual and as adjusted; 43,485 issued and 43,471 outstanding, actual, and 47,806 issued and 47,792 outstanding, as adjusted	43	48
Additional paid-in capital	961,914	1,299,569
Accumulated deficit	(253,165)	(253,165)
Accumulated other comprehensive loss	(482)	(482)
Treasury stock, at cost — 14 shares, actual and as adjusted	(256)	(256)
Total stockholders’ equity	708,054	1,045,804
Total capitalization	$853,460	$1,191,210

MATERIAL U.S. FEDERAL INCOME AND ESTATE TAX CONSIDERATIONS
FOR NON-U.S. HOLDERS
Overview
The following is a summary of material U.S. federal income and estate tax consequences to non-U.S. holders, as defined below, of the ownership and disposition of shares of our common stock as of the date of this prospectus. This summary deals only with shares of common stock purchased in this offering that are held as capital assets within the meaning of Section 1221 of the Code, as defined below, (generally, property held for investment) by a non-U.S. holder.
For purposes of this discussion, a “non-U.S. holder” means a beneficial owner of shares of our common stock that, for U.S. federal income tax purposes, is not any of the following:
•	an individual who is a citizen or resident of the United States;
•
a corporation (or any other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	a partnership (or any other entity treated as a partnership for U.S. federal income tax purposes);
•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or
•
a trust if it (1) is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a United States person for U.S. federal income tax purposes.

If any entity or arrangement treated as a partnership for U.S. federal income tax purposes holds shares of our common stock, the tax treatment of a partner in such partnership generally will depend upon the status of the partner and the activities of the partner and the partnership. If you are a partner of a partnership considering an investment in shares of our common stock, you should consult your own tax advisors.
This summary is based upon provisions of the U.S. Internal Revenue Code of 1986, as amended (the “Code”), applicable U.S. Treasury regulations, rulings and other administrative pronouncements and judicial decisions, all as in effect as of the date hereof. Those authorities are subject to different interpretations and may be changed at any time, perhaps retroactively, so as to result in U.S. federal income and estate tax consequences different from those summarized below. We have not sought and do not expect to seek any rulings from the U.S. Internal Revenue Service (the “IRS”) regarding the matters discussed below. There can be no assurance that the IRS will not take positions concerning the tax consequences of the ownership or disposition of shares of our common stock that differ from those discussed below. We cannot assure you that a change in law will not alter significantly the tax consequences described in this summary.
This summary does not address all aspects of U.S. federal income and estate taxes and does not deal with the foreign, state, local, alternative minimum tax or other tax considerations that may be relevant to non-U.S. holders in light of their particular circumstances. In addition, this summary does not describe the U.S. federal income tax consequences applicable to you if you are subject to special treatment under U.S. federal income tax laws (including if you are a U.S. expatriate or U.S. expatriated entity, a financial institution, an insurance company, a tax-exempt organization, a government or government instrumentality, a trader, broker or dealer in securities or currencies, a “controlled foreign corporation,” a “passive foreign investment company,” an entity treated as a partnership or other pass-through entity for U.S. federal income tax purposes (or an investor in such a pass-through entity), a person who acquired shares of our common stock as compensation or otherwise in connection with the performance of services, or a person who has acquired shares of our common stock as part of a straddle, hedge, conversion transaction or other integrated investment).
This summary is for general information only and is not intended to constitute a complete description of all U.S. federal income and estate tax consequences for non-U.S. holders relating to the ownership and disposition of our common stock. If you are considering the purchase of shares of our common stock, you should consult your own tax advisors concerning the particular U.S. federal income and estate tax consequences to you of the ownership and disposition of shares of our common stock, as well as the consequences to you arising under other U.S. federal tax laws and the laws of any other applicable taxing jurisdiction in light of your particular circumstances.

Dividends
We do not currently expect to pay dividends on our common stock in the foreseeable future. In general, in the event that we do pay dividends on shares of our common stock, such cash distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent any such distributions exceed both our current and our accumulated earnings and profits, they will first be treated as a return of capital reducing your adjusted tax basis in our common stock, but not below zero, and then will be treated as gain from the sale of stock.
Subject to the discussion below of backup withholding and FATCA, dividends paid to a non-U.S. holder generally will be subject to a U.S. federal withholding tax at a 30% rate, or such lower rate as may be specified by an applicable income tax treaty. However, dividends that are effectively connected with the conduct of a trade or business within the United States by a non-U.S. holder (and, if required by an applicable income tax treaty, are attributable to a U.S. permanent establishment or a fixed base of the non-U.S. holder) generally will not be subject to such withholding tax, provided certain certification and disclosure requirements are satisfied (including the provision of a properly completed IRS Form W-8ECI or other applicable form). Instead, unless an applicable income tax treaty provides otherwise, such dividends will generally be subject to U.S. federal income tax on a net income basis in the same manner as if the non-U.S. holder were a United States person as defined under the Code. A corporate non-U.S. holder may be subject to an additional “branch profits tax” at a rate of 30% (or such lower rate as may be specified by an applicable income tax treaty) on its earnings and profits (subject to adjustments) that are effectively connected with its conduct of a U.S. trade or business.
A non-U.S. holder of shares of our common stock who wishes to claim the benefit of an applicable income tax treaty rate for dividends will be required (a) to complete IRS Form W-8BEN or W-8BEN-E (or other applicable form) and certify under penalties of perjury that such holder is not a United States person as defined under the Code and is eligible for treaty benefits of a reduction in the rate of, or exemption from, withholding on dividends, or (b) if shares of our common stock are held through certain foreign intermediaries, satisfy the relevant certification requirements of applicable U.S. Treasury regulations. This certification must be provided to the applicable withholding agent prior to the payment of dividends and may be required to be updated periodically if there is a change in circumstances that makes any information on such form incorrect.
It is possible that a distribution made to a non-U.S. holder may be subject to over-withholding because, for example, at the time of the distribution we or the relevant withholding agent may not be able to determine how much of the distribution constitutes dividends or the proper documentation establishing the benefits of any applicable treaty has not been properly supplied. If there are any excess amounts withheld on distributions made to a non-U.S. holder, such non-U.S. holder may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS. Non-U.S. holders should consult their tax advisors regarding the applicable withholding tax rules and the possibility of obtaining a refund of any excess amounts withheld.
Gain on Disposition of Shares of Common Stock
Subject to the discussions below on backup withholding and FATCA (as defined below), any gain realized by a non-U.S. holder on the sale or other taxable disposition of shares of our common stock generally will not be subject to U.S. federal income tax unless:
•
the gain is effectively connected with a trade or business of the non-U.S. holder conducted in the United States (and, if required by an applicable income tax treaty, is attributable to a U.S. permanent establishment or a fixed base of the non-U.S. holder);

•	the non-U.S. holder is an individual who is present in the United States for 183 days or more in the taxable year of that disposition, and certain other conditions are met; or
•
we are or have been a U.S. real property holding corporation (a “USRPHC”) for U.S. federal income tax purposes at any time during the shorter of the five-year period ending on the date of the disposition or the period that the non-U.S. holder held shares of our common stock (the “applicable period”).

In the case of a non-U.S. holder described in the first bullet point above, any gain will be subject to U.S. federal income tax on a net income basis generally in the same manner as if the non-U.S. holder were a United States person as defined under the Code (unless an applicable income tax treaty provides otherwise), and a non-U.S. holder that is a foreign corporation may be subject to an additional “branch profits” tax at a rate of

30% (or such lower rate as may be specified by an applicable income tax treaty) on its effectively connected earnings and profits attributable to such gains (subject to adjustments). Except as otherwise provided by an applicable income tax treaty, an individual non-U.S. holder described in the second bullet point above will be subject to a 30% tax on any gain derived from the sale or other taxable disposition, which may be offset by certain U.S. source capital losses, even though the individual is not considered a resident of the United States under the Code.
With respect to the third bullet point above, we believe we are not currently and will not become a USRPHC. However, because the determination of whether we are a USRPHC depends on the fair market value of our U.S. real property interests relative to the fair market value of our other business assets, there can be no assurance that we are not currently or will not become a USRPHC in the future. Even if we are or become a USRPHC, however, so long as our common stock is regularly traded on an established securities market, a non-U.S. holder will be subject to U.S. federal income tax on any gain in respect of our common stock only if such non-U.S. holder actually or constructively owned more than five percent of our outstanding common stock at any time during the applicable period. You should consult your own tax advisor about the consequences that could result if we are, or become, a USRPHC.
Information Reporting and Backup Withholding
The amount of distributions paid to each non-U.S. holder and any tax withheld with respect to such distributions will be reported annually to the IRS and to each such holder, regardless of whether such distributions constitute dividends or whether withholding was reduced or eliminated by an applicable income tax treaty. Copies of the information returns reporting such distributions and withholding may also be made available to the tax authorities in the country in which the non-U.S. holder resides or is established under the provisions of an applicable income tax treaty or agreement.
A non-U.S. holder generally will be subject to backup withholding with respect to dividends paid to such holder unless such holder certifies under penalties of perjury that it is not a United States person as defined under the Code (and the payor does not have actual knowledge or reason to know that such holder is a United States person as defined under the Code), or such holder otherwise establishes an exemption, for example, by properly certifying its non-U.S. status on an IRS Form W-8BEN or W-8BEN-E or other appropriate IRS Form W-8.
Information reporting and, depending on the circumstances, backup withholding will apply to the proceeds of a sale or other disposition by a non-U.S. holder of shares of our common stock within the United States or conducted through certain U.S.-related financial intermediaries unless such non-U.S. holder certifies under penalties of perjury that it is not a United States person as defined under the Code (and the payor does not have actual knowledge or reason to know that the non-U.S. holder is a United States person as defined under the Code), or such non-U.S. holder otherwise establishes an exemption, for example, by properly certifying its non-U.S. status on an IRS Form W-8BEN or W-8BEN-E or other appropriate IRS Form W-8.
Backup withholding is not an additional tax. Any amounts withheld from a payment to a non-U.S. holder of common stock under the backup withholding rules may be allowed as a refund or a credit against a non-U.S. holder’s U.S. federal income tax liability provided the required information is timely furnished to the IRS.
Foreign Account Tax Compliance Act (FATCA)
Legislation enacted in 2010 (commonly known as “FATCA”), generally will impose a withholding tax of 30% on dividend income from our common stock paid to (i) a “foreign financial institution” (as such term is defined in Section 1471(d)(4) of the Code) (as the beneficial owner or as an intermediary for the beneficial owner), unless such institution enters into an agreement with the U.S. government to collect and provide to the U.S. tax authorities substantial information regarding U.S. account holders of such institution (which would include certain equity and debt holders of such institution, as well as certain account holders that are foreign entities with U.S. owners) or (ii) a foreign entity that is not a financial institution (as the beneficial owner or as an intermediary for the beneficial owner), unless such entity provides the withholding agent with a certification identifying the substantial United States owners of the entity, which generally includes any United States person as defined under the Code who directly or indirectly owns more than 10% of the entity. These rules do not apply if the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules, including pursuant to or in compliance with an intergovernmental agreement entered into between the

United States and the beneficial owner’s home jurisdiction. The FATCA provisions would have initially imposed a 30% withholding tax on the gross proceeds from a sale or other disposition of our common stock after December 31, 2018. However, proposed Treasury regulations have been issued that, when finalized, will provide for the repeal of this 30% withholding tax. In the preamble to the proposed regulations, the government provided that taxpayers may rely upon this repeal until the issuance of final regulations. In many cases, non-U.S. holders may be able to indicate their exemption from, or compliance with, FATCA by providing a properly completed revised Form W-8BEN or W-8BEN-E, as applicable, to the applicable withholding agent certifying as to such status under FATCA; however, it is possible that additional information and diligence requirements will apply in order for a holder to establish an exemption from withholding under FATCA to the applicable withholding agent. You should consult with your own tax advisors regarding the implications of FATCA on your investment in our common shares. Under certain circumstances, a non-U.S. holder of our common stock might be eligible for refunds or credits of such taxes, and a non-U.S. holder might be required to file a U.S. federal income tax return to claim such refunds or credits. Non-U.S. holders should consult their tax advisors regarding the implications of this legislation on their investment in our common stock.
Tax Shelter Disclosure and Investor List Requirements
Treasury Regulations directed at abusive tax shelter activity appear to apply to transactions not conventionally regarded as tax shelters. Such Treasury Regulations require taxpayers to report certain information on IRS Form 8886 if they participate in a “reportable transaction” and to retain certain information related to such transactions. Organizers and promoters of the transaction are required to maintain records including investor lists containing identifying information and to furnish those records to the IRS upon demand.
A transaction may be a “reportable transaction” based upon any of several indicia, one or more of which may be present with respect to your investment. The Code imposes significant penalties for failure to comply with these disclosure requirements. You should be aware that the transferor and other participants in the transaction intend to comply with such disclosure and investor list requirements. You should consult their own tax advisors concerning any possible disclosure obligation with respect to your investment.
U.S. Federal Estate Tax
Shares of our common stock that are owned (or deemed to be owned) by an individual who is not a citizen or resident of the United States (as specially defined for U.S. federal estate tax purposes) at the time of death will be includable in such individual’s gross estate for U.S. federal estate tax purposes, unless an applicable estate or other tax treaty provides otherwise, and, therefore, may be subject to U.S. federal estate tax.
THE SUMMARY ABOVE OF MATERIAL U.S. FEDERAL INCOME AND ESTATE TAX CONSEQUENCES TO NON-U.S. HOLDERS IS FOR GENERAL INFORMATION ONLY AND DOES NOT CONSTITUTE TAX ADVICE. POTENTIAL PURCHASERS OF OUR COMMON STOCK ARE URGED TO CONSULT THEIR TAX ADVISORS TO DETERMINE THE U.S. FEDERAL, STATE, LOCAL AND NON-U.S. INCOME, ESTATE AND OTHER TAX AND TAX TREATY CONSIDERATIONS OF OWNING AND DISPOSING OF OUR COMMON STOCK.

UNDERWRITING
BofA Securities, Inc. Jefferies LLC and Truist Securities, Inc. are acting as representatives of each of the underwriters named below. Subject to the terms and conditions set forth in an underwriting agreement among us and the underwriters, we have agreed to sell to the underwriters, and each of the underwriters has agreed, severally and not jointly, to purchase from us, the number of shares of common stock set forth opposite its name below.
Underwriter	Number of Shares
BofA Securities, Inc.	1,724,545
Jefferies LLC	781,794
Truist Securities, Inc.	781,794
Robert W. Baird & Co. Incorporated	206,571
Cowen and Company, LLC	206,571
Credit Suisse Securities (USA) LLC	206,571
Stifel, Nicolaus & Company, Incorporated	206,571
William Blair & Company, L.L.C.	206,571
Total	4,320,988
Subject to the terms and conditions set forth in the underwriting agreement, the underwriters have agreed, severally and not jointly, to purchase all of the shares sold under the underwriting agreement if any of these shares are purchased. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the underwriting agreement may be terminated.
We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.
The underwriters are offering the shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the shares, and other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officer’s certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.
Commissions and Discounts
The representatives have advised us that the underwriters propose initially to offer the shares to the public at the public offering price set forth on the cover page of this prospectus and to dealers at that price less a concession not in excess of $1.57950 per share. After the initial offering, the public offering price, concession or any other term of the offering may be changed.
The following table shows the public offering price, underwriting discount and proceeds before expenses to us. The information assumes either no exercise or full exercise by the underwriters of their option to purchase additional shares.
	Per Share	Without Option	With Option
Public offering price	$81.000	$350,000,028.000	$402,500,016.000
Underwriting discount	$2.835	$12,250,000.980	$14,087,500.560
Proceeds, before expenses, to us	$78.165	$337,750,027.020	$388,412,515.440
We estimate that our expenses related to this offering, excluding underwriting discounts, will be approximately $500,000. The underwriters have agreed to reimburse the Company for a certain portion of the expenses in connection with this offering.
Option to Purchase Additional Shares
We have granted an option to the underwriters, exercisable for 30 days after the date of this prospectus supplement, to purchase up to 648,148 additional shares at the public offering price, less the underwriting discount. If the underwriters exercise this option, each will be obligated, subject to conditions contained in the underwriting agreement, to purchase a number of additional shares proportionate to that underwriter’s initial amount reflected in the above table.
No Sales of Similar Securities
We, our Section 16 officers and directors have agreed not to offer, sell, pledge, contract to sell (including any short sale), grant any option to purchase or otherwise dispose of any shares of our common stock, or enter into any hedging transaction relating to shares of our common stock or other transactions which are designed to result in a disposition of shares of our common stock for a period of 60 days after the date of this prospectus supplement without the prior written consent of BofA Securities, Inc. Such lock-up agreements are subject to certain important exceptions, including exceptions for, among others, (i) the sale or donation of up to an aggregate of 75,000 shares by our directors and Section 16 officers and (ii) the pledge, hypothecation or grant of a security interest in shares of common stock to one or more lending institutions as collateral or security for any loan, advance, extension of credit or similar financing activity (a) to the extent such arrangements exist as of the date hereof and (b) with respect to up to an additional 75,000 shares in the aggregate (and may transfer shares of common stock upon foreclosure of such shares in connection with such arrangement).
Price Stabilization, Short Positions
Until the distribution of the shares is completed, SEC rules may limit underwriters and selling group members from bidding for and purchasing our common stock. However, the underwriters may engage in transactions that stabilize the price of the common stock, such as bids or purchases to peg, fix or maintain that price.
In connection with the offering, the underwriters may purchase and sell our common stock in the open market. These transactions may include short sales, purchases on the open market to cover positions created by short sales and stabilizing transactions. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional shares described above. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the option granted to them. “Naked” short sales are sales in excess of such option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of shares of common stock made by the underwriters in the open market prior to the completion of the offering.
Similar to other purchase transactions, the underwriters’ purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. The underwriters may conduct these transactions on NASDAQ, in the over-the-counter market or otherwise.
Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. In addition, neither we nor any of the underwriters make any representation that the representatives will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.
Passive Market Making
In connection with this offering, underwriters and selling group members may engage in passive market making transactions in the common stock on NASDAQ in accordance with Rule 103 of Regulation M under the Exchange Act during a period before the commencement of offers or sales of common stock and extending through the completion of distribution. A passive market maker must display its bid at a price not in excess of the highest independent bid of that security. However, if all independent bids are lowered below the passive market maker’s bid, that bid must then be lowered when specified purchase limits are exceeded. Passive market making may cause the price of our common stock to be higher than the price that otherwise would exist in the open market in the absence of those transactions. The underwriters and dealers are not required to engage in passive market making and may end passive market making activities at any time.
Electronic Distribution
In connection with the offering, certain of the underwriters or securities dealers may distribute prospectuses by electronic means, such as e-mail.
Other Relationships
Some of the underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us or our affiliates. They have received, or may in the future receive, customary fees and commissions for these transactions. Bank of America, N.A., an affiliate of BofA Securities, Inc., an underwriter in this offering, is a lender under our existing credit facilities.
In addition, in the ordinary course of their business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.
Notice to Prospective Investors in the European Economic Area
In relation to each Member State of the European Economic Area (each a “Member State”), no shares have been offered or will be offered pursuant to the offering to the public in that Member State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Member State or, where appropriate, approved in another Member State and notified to the competent authority in that Member State, all in accordance with the Prospectus Regulation, except that offers of shares may be made to the public in that Member State at any time under the following exemptions under the Prospectus Regulation:
(i)	to any legal entity which is a qualified investor as defined under the Prospectus Regulation;
(ii)
to fewer than 150 natural or legal persons (other than qualified investors as defined in the Prospectus Regulation), subject to obtaining the prior consent of the representatives for any such offer; or

(iii)	in any other circumstances falling within Article 1(4) of the Prospectus Regulation.
provided that no such offer of shares shall require the issuer or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation.
For the purposes of this provision, the expression an “offer to the public” in relation to any shares in any Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase or subscribe for any shares, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129.
Notice to Prospective Investors in the United Kingdom
In relation to the United Kingdom, no shares have been offered or will be offered pursuant to the offering to the public in the United Kingdom prior to the publication of a prospectus in relation to the shares which has been approved by the Financial Conduct Authority in accordance with the UK Prospectus Regulation, except that it may make an offer to the public in the United Kingdom of any Shares at any time under the following exemptions under the UK Prospectus Regulation:
(i)	to any legal entity which is a qualified investor as defined under the UK Prospectus Regulation;
(ii)
to fewer than 150 natural or legal persons (other than qualified investors as defined under the UK Prospectus Regulation), subject to obtaining the prior consent of the representatives for any such offer; or

(iii)	in any other circumstances falling within Article 1(4) of the UK Prospectus Regulation, provided that no such offer of the shares shall require us or any of the representatives to publish a prospectus pursuant to Article 3 of the UK Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the UK Prospectus Regulation.
In the United Kingdom, the offering is only addressed to, and is directed only at, “qualified investors” within the meaning of Article 2(e) of the UK Prospectus Regulation, who are also (i) persons having professional experience in matters relating to investments who fall within the definition of “investment professionals” in Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”); (ii) high net worth bodies corporate, unincorporated associations and partnerships and trustees of high value trusts as described in Article 49(2) of the Order; or (iii) persons to whom it may otherwise lawfully be communicated (all such persons being referred to as “relevant persons”). This document must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this document relates is available only to relevant persons and will be engaged in only with relevant persons.
For the purposes of this provision, the expression an “offer to the public” in relation to the shares in the United Kingdom means the communication in any form and by any means of sufficient information on the terms of the offering and any shares to be offered so as to enable an investor to decide to purchase or subscribe for any shares, and the expression “UK Prospectus Regulation” means the UK version of Regulation (EU) No 2017/1129 as amended by The Prospectus (Amendment etc.) (EU Exit) Regulations 2019, which is part of UK law by virtue of the European Union (Withdrawal) Act 2018.
Notice to Prospective Investors in Switzerland
The shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (“SIX”) or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the shares or the offering may be publicly distributed or otherwise made publicly available in Switzerland.
Neither this document nor any other offering or marketing material relating to the offering, the Company, the shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of shares will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA (FINMA), and the offer of shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (“CISA”). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of shares.
Notice to Prospective Investors in the Dubai International Financial Centre
This prospectus supplement relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority (“DFSA”). This prospectus supplement is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus supplement nor taken steps to verify the information set forth herein and has no responsibility for the prospectus supplement. The shares to which this prospectus supplement relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares offered should conduct their own due diligence on the shares. If you do not understand the contents of this prospectus supplement you should consult an authorized financial advisor.
Notice to Prospective Investors in Australia
No placement document, prospectus, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission (“ASIC”), in relation to the offering. This prospectus does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act 2001 (the “Corporations Act”), and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act.

Any offer in Australia of the shares may only be made to persons (the “Exempt Investors”) who are “sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investors” (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the shares without disclosure to investors under Chapter 6D of the Corporations Act.
The shares applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under the offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring shares must observe such Australian on-sale restrictions.
This prospectus contains general information only and does not take account of the investment objectives, financial situation or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus is appropriate to their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.
Notice to Prospective Investors in Hong Kong
The shares have not been offered or sold and will not be offered or sold in Hong Kong, by means of any document, other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance; or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance. No advertisement, invitation or document relating to the shares has been or may be issued or has been or may be in the possession of any person for the purposes of issue, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance and any rules made under that Ordinance.
Notice to Prospective Investors in Japan
The shares have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended) and, accordingly, will not be offered or sold, directly or indirectly, in Japan, or for the benefit of any Japanese Person or to others for re-offering or resale, directly or indirectly, in Japan or to any Japanese Person, except in compliance with all applicable laws, regulations and ministerial guidelines promulgated by relevant Japanese governmental or regulatory authorities in effect at the relevant time. For the purposes of this paragraph, “Japanese Person” shall mean any person resident in Japan, including any corporation or other entity organized under the laws of Japan.
Notice to Prospective Investors in Singapore
This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, the shares were not offered or sold or caused to be made the subject of an invitation for subscription or purchase and will not be offered or sold or caused to be made the subject of an invitation for subscription or purchase, and this prospectus or any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares, has not been circulated or distributed, nor will it be circulated or distributed, whether directly or indirectly, to any person in Singapore other than (i) to an institutional investor (as defined in Section 4A of the Securities and Futures Act (Chapter 289) of Singapore, as modified or amended from time to time (the “SFA”)) pursuant to Section 274 of the SFA, (ii) to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.
Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

(i)
a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(ii)
a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor, securities or securities-based derivatives contracts (each term as defined in Section 2(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the shares pursuant to an offer made under Section 275 of the SFA except:

(a)	to an institutional investor or to a relevant person, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;
(b)	where no consideration is or will be given for the transfer;
(c)	where the transfer is by operation of law; or
(d)	as specified in Section 276(7) of the SFA.
Notice to Prospective Investors in Canada
The shares may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the shares must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.
Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.
Pursuant to section 3A.3 (or, in the case of securities issued or guaranteed by the government of a non-Canadian jurisdiction, section 3A.4) of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

LEGAL MATTERS
Kirkland & Ellis LLP, New York, New York, will pass upon the validity of the common stock offered hereby on our behalf. Certain legal matters will also be passed upon for the underwriters by Latham & Watkins LLP, New York, New York. Certain partners of Kirkland & Ellis LLP own shares of Freshpet common stock representing less than 1% of the Company’s outstanding shares of common stock.
EXPERTS
The consolidated financial statements of Freshpet, Inc. and subsidiaries as of December 31, 2021 and 2020, and for each of the years in the three-year period ended December 31, 2021, and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2021 have been incorporated by reference herein in reliance upon the report of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION
We have filed with the SEC a registration statement on Form S-3 under the Securities Act, originally filed on February 25, 2020, to register with the SEC the securities being offered in this prospectus supplement. This prospectus supplement, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules filed with it. For further information about us, and the securities being offered, reference is made to the registration statement and the exhibits and schedules filed with it. We file annual, quarterly and current reports, proxy statements and other information with the SEC. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. The address of that site is www.sec.gov.
Our website address is located at www.freshpet.com. Through links on the “Investor” portion of our website, we make available free of charge our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and any amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act. Such material is made available through our website as soon as reasonably practicable after we electronically file the information with, or furnish it to, the SEC. The information contained on our website is not part of, or incorporated by reference into, this prospectus supplement.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE
The SEC allows us to “incorporate by reference” information into this prospectus supplement, which means that we can disclose important information about us by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be a part of this prospectus supplement. This prospectus supplement incorporates by reference the documents and reports listed below (other than portions of these documents that are either (1) described in paragraph (e) of Item 201 of Regulation S-K or paragraphs (d)(1)-(3) and (e)(5) of Item 407 of Regulation S-K promulgated by the SEC or (2) deemed to have been furnished and not filed in accordance with SEC rules, including Current Reports on Form 8-K furnished under Item 2.02 or Item 7.01 (including any financial statements or exhibits relating thereto furnished pursuant to Item 9.01)), unless otherwise indicated therein:
•	our Annual Report on Form 10-K for the year ended December 31, 2021, filed with the SEC on March 1, 2022 (our “Annual Report”);
•	Part III of Amendment No. 1 to our Annual Report on Form 10-K for the year ended December 31, 2021, filed with the SEC on April 29, 2022;
•	our Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2022, filed with the SEC on May 3, 2022; and
•	our Current Report on Form 8-K, filed with the SEC on May 2, 2022 (Accession No. 0001140361-22-017071).
We also incorporate by reference the information contained in all other documents we file with the SEC pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act (other than portions of these documents that are either (1) described in paragraph (e) of Item 201 of Regulation S-K or paragraphs (d)(1)-(3) and (e)(5) of Item 407 of Regulation S-K promulgated by the SEC or (2) deemed to have been furnished and not filed in accordance with SEC rules, including Current Reports on Form 8-K furnished under Item 2.02 or Item 7.01 (including any financial statements or exhibits relating thereto furnished pursuant to Item 9.01, unless otherwise indicated therein)) after the date of this prospectus supplement and prior to the completion of the offering of all securities covered by this prospectus supplement and the accompanying prospectus. The information contained in any such document will be considered part of this prospectus supplement from the date the document is filed with the SEC.
If you make a request for such information in writing or by telephone, we will provide you, without charge, a copy of any or all of the information incorporated by reference into this prospectus supplement. Any such request should be directed to:
Freshpet, Inc.
400 Plaza Drive, 1st Floor
Secaucus, New Jersey 07094
(201) 520-4000
Attention: Investor Relations
Neither we nor any of the underwriters has authorized anyone to provide information different from that contained in this prospectus supplement, the accompanying prospectus and any related free writing prospectus and the documents incorporated by reference herein and therein. We take no responsibility for, and can provide no assurance as to the reliability of, any information that others may provide. You should not assume that the information in this prospectus supplement or in any document incorporated by reference is accurate as of any date other than the date on the front cover of the applicable document.

PROSPECTUS

Freshpet, Inc.
Common Stock
We will provide specific terms of the common stock, par value $0.001 per share (our “common stock”), to be offered by us or our stockholders in supplements to this prospectus. You should read this prospectus and any supplement carefully before you invest.
Our common stock is listed on the NASDAQ Global Market (“NASDAQ”) under the symbol “FRPT.”
The address of our principal executive office is 400 Plaza Drive, 1st Floor, Secaucus, New Jersey 07094. Our telephone number is (201) 520-4000.
Investing in our common stock involves certain risks. See “Risk Factors” in our most recent annual report on Form 10-K, which is incorporated by reference herein, as well as in any other recently filed quarterly or current reports and, if any, in the relevant prospectus supplement.
Neither the Securities and Exchange Commission (“SEC”) nor any state securities commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.
The date of this prospectus is February 25, 2020.

i

SUMMARY
This summary highlights selected information from this document and may not contain all of the information that is important to you. To understand the terms of our common stock, you should carefully read this document with the attached prospectus supplement. Together, these documents will give the specific terms of the securities we are offering. You should also read the documents we have incorporated by reference into this prospectus for information on us and our financial statements. Certain capitalized terms used in this summary are defined elsewhere in this prospectus. Unless the context otherwise requires, references herein to “we,” “our,” “us,” “Freshpet” or the “Company” refer to Freshpet, Inc. and its consolidated subsidiaries.
About this Prospectus
This prospectus is part of a registration statement we have filed with the SEC using a “shelf” registration process. Using this process, we or our stockholders may offer shares of our common stock in one or more offerings. Any stockholders selling pursuant to this prospectus will be named in an accompanying prospectus supplement. This prospectus provides you with a general description of the common stock we or our stockholders may offer. Each time we use this prospectus to offer common stock, we will provide a prospectus supplement that will describe the specific terms of the offering. The prospectus supplement may also add to, update or change the information contained in this prospectus. Please carefully read this prospectus and the prospectus supplement, in addition to the information contained in the documents we refer to under the heading “Where You Can Find More Information.”
About Freshpet
We started Freshpet with a single-minded mission—to bring the power of real, fresh food to our dogs and cats. We were inspired by the rapidly growing view among pet owners that their dogs and cats are a part of their family, leading them to demand healthier pet food choices. Since our inception in 2006, we have created a comprehensive business model to deliver wholesome pet food that pet parents can trust, and in the process we believe we have become one of the fastest growing pet food companies in North America. Our business model is difficult for others to replicate and we see significant opportunity for future growth by leveraging the unique elements of our business, including our brand, our product know-how, our Freshpet Kitchens, our refrigerated distribution, our Freshpet Fridge and our culture.
Common Stock
We may issue and sell, and our stockholders may sell, our common stock. Holders of our common stock are entitled to receive such dividends as may be declared by our Board of Directors from time to time out of our assets or funds legally available for dividends. These rights are subject to the preferential rights of the holders of our preferred stock, if any, and any contractual limitations on our ability to declare and pay dividends. Each holder of our common stock is entitled to one vote per share on each matter submitted to a vote of stockholders. The holders of common stock have no preemptive rights or cumulative voting rights.

WHERE YOU CAN FIND MORE INFORMATION
We file annual, quarterly and current reports, proxy statements and other information with the SEC. Our SEC filings are available to the public at the SEC’s website at www.sec.gov. Our reports on Forms 10-K, 10-Q and 8-K, and amendments to those reports, are also available for download, free of charge, as soon as reasonably practicable after these reports are filed with the SEC, at our website at investors.freshpet.com.
The SEC allows us to “incorporate by reference” into this prospectus the information we file with it. This means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and later information that we file with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings (but not portions of such filings which are furnished) made with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), until the offering is complete:
•	our Annual Report on Form 10-K for the year ended December 31, 2019, filed with the SEC on February 25, 2020.
We encourage you to read our periodic and current reports. These reports provide additional important information about our company. You may request a copy of these filings at no cost, by writing to or telephoning us at the following address:
Freshpet, Inc.
400 Plaza Drive, 1st Floor
Secaucus, New Jersey 07094
(201) 520-4000
Attention: Investor Relations
We have not authorized anyone else to provide you with any information other than that contained or incorporated by reference in this prospectus or any accompanying prospectus supplement. We take no responsibility for, and can provide no assurance as to the reliability of, any other information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front of the document.

USE OF PROCEEDS
Unless we otherwise specify in the applicable prospectus supplement, the net proceeds we receive from the sale of common stock offered by us pursuant to this prospectus and the applicable prospectus supplement will be used for general corporate purposes. General corporate purposes may include repayment of indebtedness, acquisitions, additions to working capital, repurchases of common stock, dividends, capital expenditures and investments in our subsidiaries. Net proceeds may be temporarily invested prior to use.
We will not receive any proceeds from the sale of shares of our common stock by selling stockholders.

DESCRIPTION OF CAPITAL STOCK
The following summary of certain provisions of our capital stock does not purport to be complete and is subject to our Certificate of Incorporation, our Bylaws and the provisions of applicable law. Copies of our Certificate of Incorporation and Bylaws are filed as exhibits to the registration statement, of which this prospectus is a part.
Authorized Capitalization
General
The total amount of our authorized capital stock consists of 200,000,000 shares of common stock, par value $0.001 per share, and 100,000,000 shares of undesignated preferred stock, par value $0.001 per share.
Common Stock
Our common stock is not entitled to preemptive or other similar subscription rights to purchase any of our securities. Our common stock is neither convertible nor redeemable. Unless our Board of Directors determines otherwise, we will issue all of our capital stock in uncertificated form.
Preferred Stock
Our Board of Directors has the authority to issue shares of preferred stock from time to time on terms it may determine, to divide shares of preferred stock into one or more series and to fix the designations, preferences, privileges, and restrictions of preferred stock, including dividend rights, conversion rights, voting rights, terms of redemption, liquidation preference, sinking fund terms, and the number of shares constituting any series or the designation of any series to the fullest extent permitted by the Delaware General Corporation Law (the “DGCL”). The issuance of our preferred stock could have the effect of decreasing the trading price of our common stock, restricting dividends on our capital stock, diluting the voting power of our common stock, impairing the liquidation rights of our capital stock, or delaying or preventing a change in control of our Company.
Voting Rights
Each holder of our common stock is entitled to one vote per share on each matter submitted to a vote of stockholders. Our Bylaws provide that the presence, in person or by proxy, of holders of shares representing a majority of the outstanding shares of capital stock entitled to vote at a stockholders’ meeting shall constitute a quorum. When a quorum is present, the affirmative vote of a majority of the votes cast is required to take action, unless otherwise specified by law or our Certificate of Incorporation, and except for the election of directors, which is determined by a plurality vote. There are no cumulative voting rights.
Dividend Rights
Each holder of shares of our capital stock is entitled to receive such dividends and other distributions in cash, stock or property as may be declared by our Board of Directors from time to time out of our assets or funds legally available for dividends or other distributions. These rights are subject to the preferential rights of the holders of our preferred stock, if any, and any contractual limitations on our ability to declare and pay dividends.
Other Rights
Each holder of common stock is subject to, and may be adversely affected by, the rights of the holders of any series of preferred stock that we may designate and issue in the future.
Liquidation Rights
If our company is involved in a consolidation, merger, recapitalization, reorganization, voluntary or involuntary liquidation, dissolution or winding up of our affairs, or similar event, each holder of common stock will participate pro rata in all assets remaining after payment of liabilities, subject to prior distribution rights of preferred stock, if any, then outstanding.

Anti-Takeover Effects of our Certificate of Incorporation and Bylaws
Our Certificate of Incorporation and our Bylaws contain provisions that may delay, defer or discourage another party from acquiring control of us. We expect that these provisions, which are summarized below, will discourage coercive takeover practices or inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with the Board of Directors, which we believe may result in an improvement of the terms of any such acquisition in favor of our stockholders. However, they also give the Board of Directors the power to discourage acquisitions that some stockholders may favor.
Action by Written Consent, Special Meeting of Stockholders and Advance Notice Requirements for Stockholder Proposals
Our Certificate of Incorporation provides that stockholder action can be taken only at an annual or special meeting of stockholders and cannot be taken by written consent in lieu of a meeting. Our Certificate of Incorporation and Bylaws also provide that, except as otherwise required by law, special meetings of the stockholders can be called only pursuant to a resolution adopted by a majority of the total number of directors that we would have if there were no vacancies. Except as described above, stockholders are not permitted to call a special meeting or to require the Board of Directors to call a special meeting.
In addition, our Bylaws require advance notice procedures for stockholder proposals to be brought before an annual meeting of the stockholders, including the nomination of directors. Stockholders at an annual meeting may only consider the proposals specified in the notice of meeting or brought before the meeting by or at the direction of the Board of Directors, or by a stockholder of record on the record date for the meeting, who is entitled to vote at the meeting and who has delivered a timely written notice in proper form to our secretary, of the stockholder’s intention to bring such business before the meeting.
These provisions could have the effect of delaying until the next stockholder meeting any stockholder actions, even if they are favored by the holders of a majority of our outstanding voting securities.
Classified Board
Our Certificate of Incorporation provides that our Board of Directors is divided into three classes of directors, with the classes as nearly equal in number as possible. As a result, approximately one-third of our Board of Directors is elected each year. The classification of directors has the effect of making it more difficult for stockholders to change the composition of our board.
Removal of Directors
Our Certificate of Incorporation provides that directors may only be removed from office for cause and only upon the affirmative vote of at least 75% of the voting power of our outstanding shares of common stock.
Amendment to Certificate of Incorporation and Bylaws
The DGCL provides generally that the affirmative vote of a majority of the outstanding stock entitled to vote on amendments to a corporation’s certificate of incorporation or bylaws is required to approve such amendment, unless a corporation’s certificate of incorporation or bylaws, as the case may be, requires a greater percentage. Our Bylaws may be amended, altered, changed or repealed by a majority vote of our Board of Directors, provided that, in addition to any other vote otherwise required by law, the affirmative vote of at least 75% of the voting power of our outstanding shares of common stock is required to amend, alter, change or repeal our Bylaws. Additionally, the affirmative vote of at least 75% of the voting power of the outstanding shares of capital stock entitled to vote on the adoption, alteration, amendment or repeal of our Certificate of Incorporation, voting as a single class, is required to amend or repeal or to adopt any provision inconsistent with specified provisions of our Certificate of Incorporation. This requirement of a supermajority vote to approve amendments to our Certificate of Incorporation and Bylaws could enable a minority of our stockholders to exercise veto power over any such amendments.
Delaware Anti-Takeover Statute
Section 203 of the DGCL provides that if a person acquires 15% or more of the voting stock of a Delaware corporation, such person becomes an “interested stockholder” and may not engage in certain “business combinations” with the corporation for a period of three years from the time such person acquired 15% or more of the corporation’s voting stock, unless: (1) the Board of Directors approves the acquisition of stock or the merger transaction before the time that the person becomes an interested stockholder, (2) the interested stockholder owns at least 85% of the outstanding voting stock of the corporation at the time the merger transaction commences (excluding voting stock owned by directors who are also officers and certain employee stock plans), or (3) the merger transaction is approved by the Board of Directors and by the affirmative vote at a meeting, not by written consent, of stockholders of 2/3 of the holders of the outstanding voting stock that is not owned by the interested stockholder. A Delaware corporation may elect in its certificate of incorporation or bylaws not to be governed by this particular Delaware law.
Under our Certificate of Incorporation, we opted out of Section 203 of the DGCL and therefore are not subject to Section 203.
Limitations on Liability and Indemnification of Officers and Directors
Our Certificate of Incorporation limits the liability of our directors to the fullest extent permitted by the DGCL, and our Bylaws provide that we will indemnify them to the fullest extent permitted by such law. We have entered and expect to continue to enter into agreements to indemnify our directors, executive officers and other employees as determined by our Board of Directors. Under the terms of such indemnification agreements, we are required to indemnify each of our directors and officers, to the fullest extent permitted by the laws of the State of Delaware, if the basis of the indemnitee’s involvement was by reason of the fact that the indemnitee is or was a director or officer of the Company or any of its subsidiaries or was serving at the Company’s request in an official capacity for another entity. We must indemnify our officers and directors against all reasonable fees, expenses, charges and other costs of any type or nature whatsoever, including any and all expenses and obligations paid or incurred in connection with investigating, defending, being a witness in, participating in (including on appeal), or preparing to defend, be a witness or participate in any completed, actual, pending or threatened action, suit, claim or proceeding, whether civil, criminal, administrative or investigative, or establishing or enforcing a right to indemnification under the indemnification agreement. The indemnification agreements also require us, if so requested, to advance within 30 days of such request all reasonable fees, expenses, charges and other costs that such director or officer incurred, provided that such person will return any such advance if it is ultimately determined that such person is not entitled to indemnification by us. Any claims for indemnification by our directors and officers may reduce our available funds to satisfy successful third-party claims against us and may reduce the amount of money available to us.
Exclusive Jurisdiction of Certain Actions
Our Certificate of Incorporation requires, to the fullest extent permitted by law, that derivative actions brought in the name of the Company, actions against directors, officers and employees for breach of fiduciary duty and other similar actions may be brought only in the Court of Chancery in the State of Delaware and, if brought outside of Delaware, the stockholder bringing the suit will be deemed to have consented to service of process on such stockholder’s counsel. Although we believe this provision benefits the Company by providing increased consistency in the application of Delaware law in the types of lawsuits to which it applies, the provision may have the effect of discouraging lawsuits against our directors and officers.
Transfer Agent and Registrar
The transfer agent and registrar for our common stock is Computershare Trust Company, N.A.

PLAN OF DISTRIBUTION
We and our stockholders may from time to time sell shares of our common stock on any stock exchange, market or trading facility on which the common stock is traded or in private transactions. These dispositions may be at fixed prices, at prevailing market prices at the time of sale, at prices related to the prevailing market price, at varying prices determined at the time of sale, or at negotiated prices.
We and our stockholders may use any one or more of the following methods when disposing of shares of common stock:
•	on NASDAQ or any other national securities exchange or U.S. inter-dealer system of a registered national securities association on which our common stock may be listed or quoted at the time of sale;
•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;
•	one or more underwritten offerings;
•	block trades in which the broker-dealer will attempt to sell the shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction;
•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;
•	an exchange distribution in accordance with the rules of the applicable exchange;
•	privately negotiated transactions;
•	through agents;
•
in “at the market” offerings, within the meaning of Rule 415(a)(4) of the Securities Act of 1933, as amended (the “Securities Act”), to or through a market maker or into an existing trading market, on an exchange or otherwise;

•	broker-dealers may agree with the Company or selling stockholders to sell a specified number of such shares at a stipulated price per share; and
•	a combination of any such methods of sale.
In addition, we may issue the securities as a dividend or distribution or in a subscription rights offering to our existing security holders.
The aggregate proceeds to us or the selling stockholders, as applicable, from the sale of our common stock will be the purchase price of our common stock less discounts or commissions, if any. We will not receive any proceeds from the sale of common stock by our stockholders. We and any selling stockholders reserve the right to accept and, together with our or their agents, as applicable, to reject, in whole or in part, any proposed purchase of our common stock to be made directly or through agents.
Any underwriters, broker-dealers or agents that participate in the sale of our common stock or interests therein may be “underwriters” within the meaning of Section 2(a)(11) of the Securities Act. Any discounts, commissions, concessions or profit they earn on any resale of the common stock may be underwriting discounts and commissions under the Securities Act. Underwriters and their controlling persons, dealers and agents may be entitled, under agreements entered into with us and, if applicable, any selling stockholders, to indemnification against and contribution toward specific civil liabilities, including liabilities under the Securities Act.
To the extent required, the common stock to be sold, the respective purchase prices and public offering prices, the names of any agents, dealers or underwriters, and any applicable discounts, commissions, concessions or other compensation with respect to a particular offer will be set forth in an accompanying prospectus supplement or, if appropriate, a post-effective amendment to the registration statement that includes this prospectus.
Certain agents, underwriters and dealers, and their associates and affiliates may have borrowing relationships with, engage in other transactions with, or perform services, including investment banking services, for us or one or more of our respective affiliates in the ordinary course of business.
To facilitate the offering of the common stock offered by us or the selling stockholders, certain persons participating in the offering may engage in transactions that stabilize, maintain or otherwise affect the price of our common stock. This may include over-allotments or short sales, which involve the sale by persons participating in the offering of more shares than were sold to them. In these circumstances, these persons would cover such over-allotments or short positions by making purchases in the open market or by exercising their over-allotment option, if any. In addition, these persons may stabilize or maintain the price of our common stock by bidding for or purchasing shares in the open market or by imposing penalty bids, whereby selling concessions allowed to dealers participating in the offering may be reclaimed if shares sold by them are repurchased in connection with stabilization transactions. The effect of these transactions may be to stabilize or maintain the market price of our common stock at a level above that which might otherwise prevail in the open market. These transactions may be discontinued at any time.
Selling stockholders may use this prospectus in connection with resales of our common stock. Such selling stockholders may be deemed to be underwriters under the Securities Act in connection with the shares of our common stock they resell and any profits on the sales may be deemed to be underwriting discounts and commissions under the Securities Act.
LEGAL MATTERS
Kirkland & Ellis LLP, New York, New York will pass upon the validity of the common stock offered hereby on our behalf. If any legal matters relating to offerings made in connection with this prospectus are passed upon by counsel for underwriters, dealers or agents, such counsel will be named in the prospectus supplement relating to any such offering. Certain partners of Kirkland & Ellis LLP own shares of Freshpet common stock representing less than 1% of the Company’s outstanding shares of common stock.
EXPERTS
The consolidated financial statements of Freshpet, Inc. and subsidiaries as of December 31, 2019 and 2018, and for each of the years in the three-year period ended December 31, 2019, and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2019 have been incorporated by reference herein in reliance upon the report of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

4,320,988 Shares

Common Stock
PROSPECTUS SUPPLEMENT

BofA Securities		Jefferies	Truist Securities

Baird	Cowen	Credit Suisse	Stifel	William Blair
May 3, 2022